FOR IMMEDIATE RELEASE          CONTACT:   Mark Maddocks
                                          Vice President, Finance
                               Telephone: (609) 799-0071

                   DATARAM DISCLOSES COMPLAINT

PRINCETON, NJ, October 15, 1996 Dataram Corporation (AMEX: DTM)

Dataram Corporation announced today that it has been served with a Complaint filed by Sun Microsystems, Inc. alleging that certain of Dataram's memory boards violate five patents issued to Sun. Sun's marketing department has made such allegations in the past against Dataram and other independent memory board manufacturers. Dataram continues to believe it has a right to manufacture and sell its Sun compatible memory boards, none of which violate any intellectual property rights of Sun Microsystems.

     Robert Tarantino, President and Chief Executive Officer of Dataram Corporation, said, "It is not our intention to submit to what we believe is a heavy handed marketing approach being utilized by Sun. It is most unfortunate that Sun Microsystems, a company which over the years has deserved the reputation of being an innovator in its field, has chosen to compete in the courtroom rather than in the marketplace."

     Mr. Tarantino noted that three of the five patents do not even involve Dataram memory products. "Sun is well aware that these patents are useless in the production of quality memory boards."

     "The remaining two patents are invalid as they merely restate prior art in the field, including Dataram's own prior art. Dataram believes its products do not infringe any valid Sun Microsystems patent. Dataram has been in the business of manufacturing and selling memory systems for thirty years and during that time has earned the respect of its customers and competitors for the quality of its products and the integrity of its organization. The Company routinely reviews filed patents before going to market, and in its entire history has never before been accused of violating another company's intellectual property rights."

     According to Mr. Tarantino, as a result of the step taken by Sun, Dataram will be compelled to file counterclaims seeking appropriate redress from Sun for its current program of "marketing" through product disparagement, its abusive misuse of its patent portfolio and its interference with Dataram's existing and potential customer relationships.

     Dataram Corporation is a manufacturer and marketer of quality memory boards for workstations, servers, and personal computers.